ATNG

                                                                                                                                              June 13, 2001

VIA EDGAR Transmission and Overnight Delivery

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

                  Re:    ATN Group, Inc.;
                            Registration Statement on Form SB-2, File No. 333-48682
                            Filing Date: October 26, 2000
                            Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

        ATN Group, Inc. (the “Company”), hereby requests pursuant to Rules 477 and 478(c) of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form SB-2, including all amendments and exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”). The Registration Statement is being withdrawn because the Company has decided at this time not to pursue the registration of the Initial Public Offering. There was no circulation of preliminary prospectuses, the Registration Statement was not declared effective by the Commission, and none of the Company’s securities were offered or sold pursuant to the Registration Statement. The Company anticipates that it or a successor may undertake a subsequent private offering in reliance on Rule 155(c) of the General Rules.

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

        If you have any questions regarding this request for withdrawal, please contact Alan W. Peryam, Esq., counsel for the Company, at (303) 866-0900.

                                                                                                                                              Sincerely,

                                                                                                                                              /s/ Tag Chong "Teddy" Kim
                                                                                                                                              Chairman and Chief Executive Officer

cc:   Alan W. Peryam, Esq.
        Brian Bosien, Esq.

_____________________________________________________________________________________________________________________

6401 Poplar Ave., Suite 330, Memphis, Tennessee 38119     Ph: (901) 818-4880    Fax: (901) 818-4888